Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	***Phone:*** ***Fax:***	***1 202 94 22 990*** ***1 202 94 29 624***
Contact name:	**Andrzej Kowalczyk** **Director, Ownership Supervision and Investor Relations**	[redacted]	***231*** ***205***
	Announcement also provided to required statuto	03007723	
		Date:	***26 March 2003***
	Number of pages (including this one):		***1***

Current report 14/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 25 March 2003 debt bonds issued by Kwarce S.A. (a subsidiary of DSI S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.) and acquired by DSI S.A. on 25 June 2002 in the nominal amount of PLN 1 200 thousand, and on 2 September 2002 in the nominal amount of PLN 2 100 thousand, reached maturity.
Current indebtedness due to these bonds in the amount of PLN 3 300 thousand is being converted into a loan, to be repaid in 17 instalments, with a final repayment date of 30 June 2005. Profitability is based on the lombard rate (currently 8% annually).

Legal basis:
(§5, section 1, point 8 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR GENERALNY
Biura Zarządu
Józef Dudziak

DYREKTOR NACZELNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Grzegorz Kubacki, Jarosław Andrzej Szczepek, Tadeusz Szeląg
Share capital: PLN 2 000 000 000 (two thousand million)